(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-32598

CUSIP NUMBER 29362U 10 4

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Entegris, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 3500 Lyman Boulevard

City, State and Zip Code: Chaska, Minnesota 55318

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Pursuant to a self review of the financial statements for the fiscal year ended December 31, 2006, the registrant determined that it was necessary to reclassify certain deferred tax assets and liabilities on the registrant’s balance sheet. Since the need for this reclassification became apparent only during a late stage self-review, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 within the prescribed period without unreasonable effort or expense. Additional time is required for the registrant to complete the financial statements for the fiscal year ended December 31, 2006 and the related Form 10-K Annual Report to ensure accurate disclosure of all information relating to the above referenced tax deferrals and to conduct a review of its internal control over financial reporting with respect to these reclassifications and to have that internal control review reviewed by the registrant’s independent registered public accounting firm. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter W. Walcott	(978)	436-6680
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report an increase in net sales and in net income for the fiscal year ended December 31, 2006 over the fiscal year ended August 27, 2005 due principally to the inclusion of combined operations as a result of the merger with Mykrolis Corporation, on August 6, 2005 for the entire of the fiscal year ended December 31, 2006 versus inclusion of combined operations for only a three week period for the fiscal year ended August 27, 2005. The Registrant expects to report net sales of $679 million and net income of approximately $63 million for the fiscal year ended December 31, 2006, compared to net sales of approximately $343 million and net income of approximately $9 million for the fiscal year ended August 27, 2005. The foregoing estimates are as of the time of this filing and, although they are believed to be reliable, they may be subject to change.

Entegris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2007	By:	/s/ JOHN D. VILLAS
	Name: Title:	John D. Villas Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations

(See 18 U.S.C. 1001).